Exhibit 21.1

Subsidiaries of Tempus Labs, Inc.

Name of Subsidiary	Jurisdiction of Organization
AKESOgen, Inc.	United States (Delaware)
Tempus Labs Singapore PTE. LTD	Singapore
Tempus Labs Spain, SL	Spain